UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                           IRON MOUNTAIN INCORPORATED
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   462846 10 6
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

-------------------------------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [X]  Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                          Page 2 of 7 pages



1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Vincent J. Ryan


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                        (a)  [   ]
                                                                   (b)  [   ]


3) SEC USE ONLY


4) CITIZENSHIP OR PLACE OF ORGANIZATION


         Mr. Ryan is a citizen of the U.S.A.

NUMBER OF SHARES        5)       SOLE VOTING POWER
BENEFICIALLY                     Vincent J. Ryan:           5,938,157
OWNED BY EACH
REPORTING PERSON
WITH:                   6)       SHARED VOTING POWER
                                 Vincent J. Ryan:           411,000


                        7)       SOLE DISPOSITIVE POWER
                                 Vincent J. Ryan:           7,249,530


                        8)       SHARED DISPOSITIVE POWER
                                 Vincent J. Ryan:           411,000



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
                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                          Page 3 of 7 pages


9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
             Vincent J. Ryan:           7,660,530  (1)

10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)     [_]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.0%

12)      Type of Reporting Person (See Instructions):

         IN


--------------
1 The figure consists of (a) 3,129,073 shares of Iron Mountain Incorporated ("Iron Mountain") Common Stock, $.01 par value ("Iron Mountain Common Stock") held by the Vincent J. Ryan Revocable Trust, dated December 24, 1987 ("Ryan 1987 Trust"); (b) 300,000 shares of Iron Mountain Common Stock held by the Carla E. Meyer Three-Year Retained Annuity Trust, dated August 4, 2003 ("Meyer Trust");
(c) 4,104,114 shares of Iron Mountain Common Stock held by Schooner Capital Trust ("Schooner Trust"); (d) 16,343 shares of Iron Mountain Common Stock that Mr. Ryan has the right to acquire pursuant to currently exercisable options or options that become exercisable within 60 days of execution of this Schedule 13G; (e) 102,000 shares of Iron Mountain Common Stock registered in the name of The Schooner Foundation; and (f) 9,000 shares registered in the name of Citibank, South Dakota, Trustee of the Ryan 1998 Issue Trust, all of which are deemed to be beneficially owned by Mr. Ryan, as set forth below.

On June 2, 2003, Mr. Ryan assigned 3,129,073 shares of Iron Mountain Common Stock to the Ryan 1987 Trust. Pursuant to an amendment to the Ryan 1987 Trust effective June 9, 2003, Mr. Ryan, as one of two trustees of the Ryan 1987 Trust, assumed sole voting and dispositive power with respect to the 3,129,073 shares of Iron Mountain Common Stock. On June 2, 2003, Mr. Ryan assigned 300,000 shares of Iron Mountain Common Stock to his wife, Carla E. Meyer, and on August 4, 2003, Ms. Meyer transferred such 300,000 shares of Iron Mountain Common Stock to the Carla E. Meyer Three-Year Retained Annuity Trust, dated August 4, 2003
("Meyer Trust"). Mr. Ryan and Stephen Maiocco are the Trustees of the Meyer Trust. The Trustees of the Meyer Trust have joint voting and dispositive power over such shares of Iron Mountain Common Stock. Mr. Ryan is Chairman and the beneficial owner of Schooner Capital LLC ("Schooner"). On December 12, 2003, Schooner assigned to Schooner Capital Trust ("Schooner Trust") a certain deferred compensation arrangement, as amended, between Schooner and C. Richard Reese relating to former services by Mr. Reese as President of Schooner. On that same date, Schooner transferred to Schooner Trust a total of 4,104,114 shares of Iron Mountain Common Stock. These 4,104,114 shares of Iron Mountain Common Stock include 1,311,373 shares of Iron Mountain Common Stock as to which Mr. Reese shares beneficial ownership with Schooner Trust as a result of such deferred compensation arrangement described above.

--------------

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

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                        Page 4 of 7 pages

Item 1(a)      Name of Issuer:
               Iron Mountain Incorporated

Item 1(b)      Address of Issuer's Principal Executive Offices:
               745 Atlantic Avenue, Boston, Massachusetts  02111

Item 2(a)      Name of Person Filing:
               Vincent J. Ryan

Item 2(b)      Address of Principal Business Office or, if none, Residence:
               Vincent J. Ryan, c/o Schooner Capital LLC, 745 Atlantic Avenue,
                        Boston, MA  02111

Item 2(c)      Citizenship:
               U.S.A.

Item 2(d)      Title of Class of Securities:
               Common Stock, $0.01 par value


---------

Pursuant to such deferred compensation arrangement, upon the earlier to occur of
(i) Schooner Trust's sale or exchange of all or a portion of those 1,311,373 shares, after all other shares of Iron Mountain Common Stock held by Schooner Trust have been sold, or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner Trust is required to transfer such shares (or portion thereof) to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. Schooner Trust has agreed to vote the shares of Iron Mountain Common Stock subject to such deferred compensation arrangement at the direction of Mr. Reese. Thus, Mr. Ryan has sole voting power with respect to 2,792,741 shares of the shares of Iron Mountain Common Stock held by Schooner Trust, and has sole dispositive power with respect to the entire 4,104,114 shares of Iron Mountain Common Stock held by Schooner Trust. Mr. Ryan is President of Schooner Trust and he, and members of his family, are the sole shareholders of Schooner Trust. The figure includes 16,343 shares of Iron Mountain Common Stock that Mr. Ryan has the right to acquire within 60 days of execution of this Schedule 13G. It does not include 609 shares subject to options not yet exercisable. This figure also includes (1) 102,000 shares of Iron Mountain Common Stock registered in the name of The Schooner Foundation, a private non-profit foundation, of which Mr. Ryan is a trustee and (b) 9,000 shares of Iron Mountain Common Stock registered in the name of Citibank, South Dakota, Trustee of the Ryan 1988 Issue Trust, of which Mr. Ryan was the Settlor.

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                          Page 5 of 7 pages

Item 2(e)         CUSIP Number:
                  462846 10 6

Item 3 If this Statement is being filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the filing person is a:

                  Not applicable.

      (a) / / Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

      (b)  / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d)  / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (e) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

      (f) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e)  / / An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

      (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

      (g)  / / A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

          (a)   Amount beneficially owned: 7,660,530 shares (2)

          (b)   Percent of class: 9.0%

------
 2    See, footnote 1 above.

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                         Page 6 of 7 pages

(c) Number of shares as to which such person has:

              (i)    Sole power to vote or direct the vote: 5,938,157

             (ii)    Shared power to vote or direct the vote: 411,000

            (iii)    Sole power to dispose or to direct the disposition of:
                        7,249,530

             (iv)    Shared power to dispose or to direct the disposition of:
                        411,000

Item 5.     Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            Not Applicable.

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                          Page 7 of 7 pages





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 13 , 2004                  /s/ Vincent J. Ryan
                                             ----------------------
                                             Vincent J. Ryan
                                             (Name)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).





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